UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: February 5, 2013

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K consists of the presentation materials related to the Fourth Quarter 2012 Results of UBS AG, which appear immediately following this page.

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-178960) and Form S-8 (Registration Numbers 333-49210; 333-49212; 333-127183; 333-127184; 333-162798; 333-162799; 333-162800; 333-178539; 333-178540; 333-178541; and 333-178543) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Group Managing Director

By:	/s/ Sarah M. Starkweather
	Name:	Sarah M. Starkweather
	Title:	Director

Date: February 5, 2013

UBS

Fourth quarter 2012 results

February 5, 2013

Cautionary statement regarding forward-looking statements

This presentation contains statements that constitute "forward-looking statements," including but not limited to management's outlook for UBS's financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development. While these forward-looking statements represent UBS's judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. Additional information about those factors is set forth in documents furnished or filed by UBS with the US Securities and Exchange Commission, including UBS's financial report for fourth quarter 2012 and UBS's Annual Report on Form 20-F for the year ended 31 December 2011. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

2012: Significant progress in executing our strategy……

- ➔ Capital – exceeded our capital and RWA reduction targets
- ➔ Costs – CHF 1.4 billion net savings achieved since 1H11
- ➔ Operational risk – substantial progress in our risk remediation programs
- ➔ Solid progress across business divisions
- ➔ Enhanced compensation systems to drive sustainable performance culture
- ➔ Accelerated transformation on track
- ➔ Increasing our recommended dividend by 50%

…..while continuing to put clients at the center of everything we do

Exceeded our capital and RWA targets, on track on costs

Phase-in Basel III CET1 ratio up ~460 bps



fully applied
phase-in
~10.7%
~6.7%
+460bps
+310bps
~15.3%
~9.8%
31.12.11
31.12.12

Basel III RWA reduced by ~32%



(CHF billion)
~380
(32%)
~258
31.12.11
31.12.12

Funded assets down CHF 89 billion



(CHF billion)
930
(89)
841
31.12.11
31.12.12

Cost savings program on track



(CHF billion)
Net cost savings
Investment for growth
23.3
(1.4)
0.5
Estimated FX impact
22.4
~(4.0)
~1.5
~20.0
1H11 adjusted annualized[1]
FY12 adjusted[2]
2015

UBS

Refer to slide 61 for details about adjusted numbers, IAS 19R, pro-forma Basel III estimates and FX rates in this presentation

1 1H11 costs run rate represents the starting point for the CHF 2 billion cost elimination program announced in July 2011

2 Excludes changes in provisions for litigation, regulatory and similar matters

Solid progress in our unrivaled wealth management businesses

Combined adjusted pre-tax profit increased to CHF 2.9 billion

Best Global Wealth Manager EUROMONEY 2012 Awards for excellence


Combined net new money
(WM + WMA)
(CHF billion)
(18.2)
35.6
46.9
2010
2011
2012


Combined invested assets
(WM + WMA)
(CHF billion)
1,459
+9%
1,593
31.12.11
31.12.12

Wealth Management

Continued strong growth in APAC and Emerging Markets

- Over 4,000 advisors in > 40 countries
- CHF 2.1 billion adjusted pre-tax profit in 2012
- Strong business momentum in our growth areas of APAC , EM and UHNW

Wealth Management Americas

Record pre-tax profit and financial advisor productivity

- Over 7,000 advisors in > 320 branches
- USD 0.9 billion adjusted pre-tax profit in 2012
- Record FA productivity > USD 1 million / FA

World's leading high net worth and ultra high net worth wealth manager; unrivaled in scope and scale

Retail & Corporate – Strong momentum, winning back market share

Resilient performance with CHF 1.5 billion adjusted pre-tax profit in 2012

The leading universal bank in Switzerland

- Highest net new client assets from retail customers since 2001
- Servicing every 3rd household in Switzerland
- Serving ~50% of all corporates in Switzerland
- Extensive network of ~300 branches

4.9% net new business volume growth in 2012


3.5%
140bps
4.9%
2011
2012

We are making significant investments in our home market

... in our branches

- Ongoing, significant investment in branch refurbishments
- 60% of branches completed
- ~25% increase in new client relationships in refurbished locations

... in our products and channels

- New transaction banking products and payment solutions
- Mobile & online banking

... in our community

- Over 600 'UBS Kids Club' events in 2012 with more than 81,000 participants
- Swiss education initiative
- Switzerland Tourism partnership

Best bank in Switzerland EUROMONEY 2012 Awards for excellence

Progress in Global Asset Management and the Investment Bank

Global Asset Management

Stronger performance fees and good cost control



Adjusted pre-tax profit
(CHF million)
456
+19%
544
FY11
FY12

- Delivered stronger investment performance to our clients
  - Especially in Fixed Income and Alternatives
  - Collective funds stronger vs. peers[1]: 62% of fund assets in first or second quartile over one year vs. 54% a year ago
- Profit growth driven by increased performance fees especially in A&Q

Investment Bank

Maintaining client focus while reshaping our business



Basel III RWA
(CHF billion)
~212
(38%)
~131
~64
31.12.11
31.12.12
Core Investment Bank from 1.1.13

- IBD: 16% revenue growth, increased market share in DCM, ECM and GSF; attracting top tier talent
- Equities: exchange market share stable
- FX & precious metals: investments in e-trading led to market share gains in lower volume markets
- Credit revenues up 27% and steady Rates performance
- Basel III RWA reduced by ~CHF 81 billion
- Headcount down more than 1,100

UBS

Refer to slide 61 for details about adjusted numbers, IAS 19R, pro-forma Basel III estimates and FX rates in this presentation

1 Swiss, Luxemburg, German and Irish domiciled wholesale funds versus Lipper peer rankings

Delivering sustainable performance

Rewards structures aligned with our strategy and the interests of shareholders

- Designed to reward sustainable performance with clear link to financial targets
- Longer vesting periods
- Introduction of high trigger loss absorbing capital compensation program
  - Basel III CET1 ratio of 7% or less (or non-viability event) would affect deferred compensation balances before low trigger loss-absorbing notes
- Reduced cash cap for each performance year
- Increased shareholding requirements for GEB members
- Performance award pool reduced by 7% YoY; IFRS expense down 15% YoY

Our strategy supports an attractive capital returns program

- 50% increase in dividend proposed for 2012
- Progressive capital returns as we work towards our capital targets
- Targeting a total payout ratio of more than 50% when we reach our capital targets

We intend to pay a cash dividend of CHF 0.15 per share for the financial year 2012

4Q12—Key messages

CHF 1.2 billion adjusted pre-tax loss including CHF 2.1 billion litigation expenses

- Net loss attributable to shareholders of CHF 1.9 billion and diluted EPS of (0.50)

Further increased industry leading capital position, reduced risk and balance sheet

- Basel III RWA of ~CHF 258 billion, reduced by ~CHF 43 billion in 4Q12
- Basel III phase-in CET1 ratio of ~15.3% and Basel III fully applied CET1 ratio of ~9.8%
- Funded assets reduced by CHF 76 billion
- Tender offers to repurchase up to ~CHF 5 billion of debt

Strong momentum across business divisions

- Wealth Management Americas continued strong performance; USD 8.8 billion highest 4Q NNM since 2007 and adjusted pre-tax profit of USD 219 million
- Global Asset Management adjusted pre-tax profit up 30% to CHF 164 million
- Retail & Corporate resilient adjusted pre-tax profit of CHF 362 million and strong net new business volumes

Restructuring on track

- Investment Bank Basel III RWA reduced 19%; core Investment Bank at ~CHF 64 billion
- Group headcount reduction of more than 1,100 of which ~800 in the Investment Bank

Refer to slide 61 for details about adjusted numbers, IAS 19R, pro-forma Basel III estimates and FX rates in this presentation

Market environment[1]

Equity trading volumes[2]



1.1.11 = 100
1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 4Q12
NYSE
SMI
FTSE 100

Equity market performance



1.1.11 = 100
1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 4Q12
SMI
S&P 500
FTSE 100
MSCI World

FX rates



YoY:3
USD / CHF ↓ 2%
EUR / CHF ↓ 1%
GBP / CHF ↑ 2%
QoQ:3
USD / CHF ↓ 3%
EUR / CHF → 0%
GBP / CHF ↓ 2%
1.7
1.5
1.3
1.1
0.9
0.7
1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 4Q12
USD/CHF
EUR/CHF
GBP/CHF

CDS spreads



600
500
400
300
200
100
1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 4Q12
UBS
European Banks
European Sovereigns

UBS

1 Source: Bloomberg
2 10-day trailing average
3 Based on spot FX rates

4Q12 results

(CHF million)	WM	WMA	IB	Global AM	R&C	CC	Group
Income	1,747	1,629	1,684	492	953	155	**6,660**
Credit loss (expense) / recovery	1	(15)	(2)		(20)	11	**(24)**
Own credit gain / (loss)						(414)	**(414)**
Total operating income	**1,748**	**1,614**	**1,682**	**492**	**933**	**(248)**	**6,222**
Personnel expenses	864	1,084	1,389	236	354	88	**4,014**
of which restructuring charges / (provision releases)	*13*	*3*	*231*	*15*	*1*	*(4)*	*257*
Non-personnel expenses[1]	486	330	850	107	218	2,039	**4,031**
of which restructuring charges / (provision releases)	*4*	*(1)*	*(6)*	*0*	*0*	*4*	*1*
Total operating expenses	**1,350**	**1,414**	**2,239**	**343**	**572**	**2,127**	**8,044**
Adjusted pre-tax profit / (loss) (Excluding own credit and restructuring charges)	**415**	**203**	**(333)**	**164**	**362**	**(1,961)**	**(1,151)**
Pre-tax profit / (loss) as reported	398	201	(557)	149	361	(2,375)	(1,823)
Tax (expense) / benefit							**(66)**
Net profit attributable to non-controlling interests							**(1)**
Net profit attributable to UBS shareholders							**(1,890)**
Diluted EPS (CHF)							**(0.50)**

UBS

Refer to slide 61 for details about adjusted numbers, IAS 19R, pro-forma Basel III estimates and FX rates in this presentation

1 Includes provisions for litigation, regulatory and similar matters of CHF 2,081 million: Wealth Management CHF 23 million, Wealth Management Americas CHF 84 million, Investment Bank CHF 37 million, Retail & Corporate CHF 18 million, Corporate Center – Core Functions CHF 1,470 million, Corporate Center – Legacy Portfolio CHF 449 million

Wealth Management

Accelerated NNM inflows in APAC and Emerging Markets

Operating income and pre-tax profit


(CHF million)
1,769
923
578
1,734
503
503
1,789
582
578
1,748
398
415
1Q12
2Q12
3Q12
4Q12
Operating income (adjusted)
Pre-tax profit (as reported)
Pre-tax profit (adjusted)

- **Operating income** declined slightly
  - Net interest income decreased on lower deposit margins especially in EUR and USD
  - Client activity decreased compared to 3Q12
- **Adjusted cost / income ratio of 76%**
  - Increased charges for legal provisions and higher personnel expenses following one-time credits in 3Q12
- **Continued net new money inflows**
  - Accelerated growth in Emerging Markets and APAC more than offset outflows in Europe
  - Strong growth in Ultra High Net Worth

Net new money


(CHF billion)
0.0
11.1
5.6
3.8
3.1
6.7
9.5
7.7
2.4
4Q10
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12

Wealth Management–Operating income and gross margin

Operating income down 2% with average invested assets up more than 2%



Invested assets (CHF billion)
750
772
783
816
821
Operating income (CHF million)
1,673
1,769
1,734
1,789
194
243
843
495
1,748
189
233
836
480
Gross margin[1] (bps)
91
93
89
89
9.7
12.2
42.2
24.8
85
9.2
11.4
40.8
23.5
4Q11
1Q12
2Q12
3Q12
4Q12
Interest (excl. SIPF)
Recurring fees
Transaction-based fees
Trading
Other income
Credit loss (expense) / recovery

- **Trading and transaction-based revenues:** less volatile markets and lower activity levels, particularly in funds and structured products sales
- **Recurring fees:** negative impact from growing asset base, combined with lower non-asset based recurring fees
- **Net interest income:** downward pressure on reference rates, particularly Euro and USD deposits, depressed interest income

UBS

1 Operating income before credit loss (expense) or recovery (annualized) / average invested assets; gross margin excludes a realized gain due to a partial repayment of fund shares of CHF 2 million in 4Q12, CHF 2 million in 3Q12 and CHF 5 million in 4Q11

Wealth Management – by business area[1]



Europe
Asia Pacific
Switzerland
Emerging Markets
o/w UHNW
Net new money growth rate (%)
(1.1) (0.2) 0.7 (5.5)
11.9 12.3 8.3 9.3
4.0 6.3 3.1 (1.1)
2.9 7.6 8.1 11.2
4.5 7.2 5.7 6.4
Gross margin (bps)
95 90 88 85
76 72 81 74
105 100 102 96
101 100 91 92
53 53 54 49
1Q12 2Q12 3Q12 4Q12

31.12.12	Europe	Asia Pacific	Switzerland	Emerging Markets	o/w UHNW
Invested assets (CHF billion)	344	196	145	127	362
Client advisors (FTE's)	1,620	987	782	668	815

UBS

1 Based on the Wealth Management business area structure, and excluding minor functions with 71 client advisors, and CHF 9 billion of invested assets, and CHF 0.3 billion of NNM outflows which are mainly attributable to the employee share and option plan service provided to corporate clients and their employees

Wealth Management Americas (USD)

Record full year 2012 adjusted pre-tax profit of USD 872 million; strong 4Q12

Operating income and pre-tax profit


(USD million)
1,568
1,587
1,631
1,746
211
209
214
210
232
233
216
219
1Q12
2Q12
3Q12
4Q12
Operating income
Pre-tax profit (as reported)
Pre-tax profit (adjusted)

- **Operating income increased 7%,** recurring revenues up due to changes in accounting estimates, higher asset base and higher interest income
  - Record FA productivity > USD 1 million / FA
  - Credit loss expense of USD 16 million

- **Adjusted cost / income ratio 87%**
  - Higher litigation provisions

- **USD 8.8 billion NNM** mainly driven by strong inflows from "same store" advisors[1]
  - Annualized NNM growth 4.2%
  - USD 16.7 billion NNM including dividends and interest

Net new money


NNM excl. dividends & interest
NNM incl. dividends & interest
(USD billion)
3.5
9.2
3.9
8.5
3.0
7.9
5.0
9.7
2.1
8.6
4.6
9.3
3.8
9.0
4.8
9.8
8.8
16.7
4Q10
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12

UBS

Refer to slide 61 for details about adjusted numbers, IAS 19R, pro-forma Basel III estimates and FX rates in this presentation
1 Financial advisors with UBS for more than 12 months

Investment Bank

Driving the Group strategy by exceeding Basel III RWA reduction target

Operating income



CHF
(26%)
2,903
396
1,501
992
1,736
372
1,099
247
2,277
383
1,107
783
1,682
442
649
593
(million)
1Q12
2Q12
3Q12
4Q12
USD
(24%)
3,194
436
1,651
1,091
1,853
397
1,164
272
2,387
403
1,161
820
1,820
479
703
641
(million)
1Q12
2Q12
3Q12
4Q12
Equities
FICC
IBD
Credit loss (expense) / recovery

- **Basel III RWA ~CHF 131 billion,** down ~CHF 31 billion
  - Core Investment Bank CHF 64 billion, below CHF 70 billion target
- **Strong** performance in IBD; lower revenues in FICC as we restructure
- **Adjusted costs down 3% QoQ**
  - Includes CHF 120 million for the annual UK bank levy
- **Headcount reduced by ~800**

Adjusted pre-tax profit



(CHF million)
809
(160)
192
(333)
1Q12
2Q12
3Q12
4Q12

Investment Bank highlights[1]


IBD
436
397
403
479
253
206
257
306
221
222
183
212
186
129
175
196
(223)
(180)
(213)
(234)
1Q12
2Q12
3Q12
4Q12

Revenues overall up 19% with increases in advisory and capital markets

- **Advisory** revenues up QoQ; participated in 3 of the top 10 global transactions
- **Equity capital markets** ranked #1 in APAC and increased market share QoQ; participated in 10 of the top 20 deals
- **Fixed income capital markets** revenues up on strong leveraged finance activity; participated in 3 of the top 10 leveraged capital market deals
- **Other** risk management premiums up on higher hedging costs as credit spreads tightened


Equities
1,091
9
299
402
382
272
291
132
(83)
(67)
820
3
286
238
292
641
16
251
68
306
1Q12
2Q12
3Q12
4Q12

Solid performance from Cash

- **Cash** revenues up with stable client activity and commission revenues; trading performance improved
- **Derivatives** results reflect lower revenues in APAC driven by losses in Japan
- **Prime services** growth in clients balances offset by tighter spreads


FICC
1,651
215
827
771
(162)
1,164
113
425
750
(123)
1,161
113
510
767
(230)
703
466
579
(341)(2)
1Q12
2Q12
3Q12
4Q12

Further RWA reduction in 4Q12 and on track

- **Macro** foreign exchange revenues increased marginally due to an improved precious metals performance; rates revenues reflect our decision to exit or downsize products
- **Credit** solid revenues in real estate finance and corporate lending in line with 3Q12; lower flow trading and structured credit revenues on lower client activity and decreased RWA
- **Emerging Markets** reduced volumes and client activity in all regions; mark-to-market losses in Latin America

Refer to slide 61 for details about adjusted numbers, IAS 19R, pro-forma Basel III estimates and FX rates in this presentation
1 All figures are revenues in USD million and comparisons are quarter on quarter in USD terms; for operating income in CHF refer to the Appendix

Investment Bank—Indicative pro-forma results under new structure[1]

From 1Q13, Non-core and Treasury results will be reported in Corporate Center



2012
operating income
CHF 8.6 billion
2012 adjusted
pre-tax profit
CHF 0.5 billion
IBD
1.6
FICC
4.4
Equities
2.6
~0.4
~0.9
~7.3
Treasury ~0.3
Non-core ~(0.4)
Core ~0.6

Treasury activities

- The Investment Bank managed short term secured and unsecured asset and liability management activities on behalf of the Group
- All short term secured and unsecured asset and liability management activities were centralized into Group Treasury in 4Q12
- During 4Q12 the Investment Bank-related repo activity was reduced significantly and the residual will be managed by Group Treasury from 2013
- From 1Q13 the vast majority of revenues from Group Treasury's short term secured and unsecured asset and liability management activities will be allocated to business divisions outside the Investment Bank

UBS

1 This pro-forma information reflects the results of the Investment Bank for the year ending 31.12.12 restated for the estimated impact of the changes in the Investment Bank's strategy announced on 30.10.12. The information is not representative of the way the business was managed during the period in question and as such may not accurately represent performance. These figures have been determined on a best efforts basis and include a number of high level assumptions and allocations which may be subject to revision and further refinement in future

Global Asset Management

Adjusted pre-tax profit up 30% to CHF 164 million

Operating income and pre-tax profit


(CHF million)
478
169
145
446
126
110
468
126
126
492
149
164
1Q12
2Q12
3Q12
4Q12
Operating income
Pre-tax profit (as reported)
Pre-tax profit (adjusted)

- **Operating income up 5%**
  - Higher management fees, mainly in Global Real Estate (GRE)
  - Performance fees up 14% to CHF 49 million, mainly in A&Q and GRE

- **Adjusted cost / income ratio 67%**
  - Adjusted expenses down on lower personnel expenses

- **Very good investment performance** for majority of Traditional strategies
- Strong quarter for Alternatives, notably A&Q single manager funds

NNM by channel — excluding money market


(CHF billion)
Quarterly average
WM businesses
Third party
Total
(2.0)
4.1
2.1
(0.8)
3.1
2.3
0.3
(2.9)
(2.6)
(2.2)
3.4
1.2
(1.0)
0.3
(0.7)
(2.4)
(1.4)
(3.8)
FY10
FY11
1Q12
2Q12
3Q12
4Q12

Retail & Corporate

We continue to win back market share in our home market

Operating income and pre-tax profit



(CHF million)
936
671
391
927
399
395
932
395
395
933
361
362
1Q12
2Q12
3Q12
4Q12
Operating income (adjusted)
Pre-tax profit (as reported)
Pre-tax profit (adjusted)

- **Stable operating income**
  - Higher net interest margin (up 3bps) and corporate finance activity offset by increased credit loss expenses
- **Adjusted cost / income ratio of 60%**
  - Higher legal provisions and other G&A costs
- **4.4% annualized NNBV growth**
  - Strong volume growth in both custody assets and client deposits

Net new business volume (NNBV) growth rate (annualized)



6.4%
8.5%
6.2%
(0.2%)
(0.8%)
4.2%
3.3%
7.2%
4.4%
4Q10 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 4Q12

Net interest margin



(CHF million)
1.83%
1.74%
1.69%
1.75%
1.67%
1.59%
1.61%
1.59%
1.62%
617
590
575
595
567
539
547
545
556
4Q10 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 4Q12
Net interest income
Net interest margin (%)

Refer to slide 61 for details about adjusted numbers, IAS 19R, pro-forma Basel III estimates and FX rates in this presentation

Corporate Center—Core Functions

CHF 1,874 million pre-tax loss reflects litigation provisions related to the LIBOR matter

Pre-tax profit



1Q12
2Q12
3Q12
4Q12
(CHF million)
(75)
(19)
(258)
(74)
(936)
(1,239)
(1,460)
(1,874)
As reported
Excluding own credit

- **Operating income of negative CHF 271 million**
  - CHF 414 million loss on own credit
  - CHF 112 million gain on the sale of Swiss properties
  - CHF 37 million hedge ineffectiveness gain

- **Operating expenses of CHF 1,603 million**
  - Litigation provisions of CHF 1,470 million related to the LIBOR matter
  - Other expenses not attributed to business divisions totaled CHF 133 million

Headcount



>1,000 reduction
(FTE's)
26,822
26,942
26,874
26,217
25,891
25,560
25,730
25,203
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
Headcount attributed to business divisions
Headcount not attributed to business divisions

UBS

Corporate Center – Legacy Portfolio

CHF 501 million pre-tax loss on higher litigation provisions

Pre-tax profit


(CHF million)
1Q12
2Q12
3Q12
4Q12
89
(119)
(62)
(501)

- **Operating income CHF 23 million**
  - CHF 91 million gain on the revaluation of SNB StabFund option[1]
  - CHF 11 million of credit loss expense recovery

- **Operating expenses CHF 524 million**
  - Total litigation provisions of CHF 449 million, of which CHF 394 million related to mortgage-backed securities

Basel III RWA


(CHF billion)
~80²
~38
30.9.11
31.12.12

Funded balance sheet assets


(CHF billion)
29
20
30.9.11
31.12.12

- **Basel III RWA down >50%** since the creation of the Legacy Portfolio
  - Funded balance sheet down 29% over the same period

UBS

1 Option fair value CHF 2,103 million (USD 2,297 million) on 31.12.12
2 Excludes Basel III RWA of ~CHF 21 billion associated with UBS's option to purchase the SNB StabFund's equity (treated as a participation with full deduction to CET1 capital from 2Q12)

Adjusted operating expenses

CHF 1.4 billion net cost savings since the announcement of our cost reduction program


(CHF billion)
23.3
2.2
0.5
(1.4)
24.6
1H11 adjusted annualized[1]
Changes in litigation and regulatory provisions
Estimated impact of currency moves
Net cost savings[2]
FY12 adjusted

- Lower personnel expenses; headcount down ~3,100 since 30.6.11
- Higher non-personnel expenses driven by provisions for litigation, regulatory and similar matters

UBS

Refer to slide 61 for details about adjusted numbers, IAS 19R, pro-forma Basel III estimates and FX rates in this presentation

1 1H11 costs run rate represents the starting point for the CHF 2 billion cost elimination program announced in July 2011; we expect restructuring charges of ~CHF 300 million in 1Q13

2 Cost savings achieved less investments

Variable compensation expenses


(42%)[1]
(7%)[1]
(CHF billion)
2010 performance award pool
~4.3
2011 performance award pool
2.7
0.9
Awards for 2011 performance year deferred to future periods[2] and PVTR and other[3]
2011 IFRS expense
3.5
Amortization of prior year awards
1.7[4]
Awards expense for 2011 performance year
1.8
2012 performance award pool
2.5
0.8
Awards for 2012 performance year deferred to future periods[2] and PVTR and other[3]
2012 IFRS expense
3.0
Amortization of prior year awards
1.3[4]
Awards expense for 2012 performance year
1.7
IFRS expense down 15% YoY
(down 17% excluding restructuring costs)

1 Excluding add-ons such as social security
2 Estimate. The actual amount to be expensed in future periods may vary, for example due to forfeitures
3 Post vesting transfer restrictions and adjustments related to performance conditions of CHF 54 million in 2011 and CHF 24 million in 2012
4 Includes restructuring costs of CHF 54 million in 2011 and CHF 115 million in 2012

Deferred compensation

31% reduction in awards to be amortized over future periods


(31%)
Amortized
1.3
Unrecognized awards to be amortized[2]
2.2
Forfeited
0.2
Annual awards granted
0.8
Including awards to be granted in 1Q13 for the performance year 2012
Unrecognized awards to be amortized[1,2]
1.5
Expected amortization of prior year awards in 2013
0.6
(CHF billion)
31.12.11
Including awards granted in 1Q12 for the performance year 2011
31.12.12
Including awards to be granted in 1Q13 for the performance year 2012
CHF (0.7) billion

2013 expected amortization of deferred compensation awards ~CHF 0.7 billion lower than in 2012

UBS

1 Estimate. The actual amount to be expensed in future periods may vary, for example due to forfeitures
2 Related to performance award pool and including special plan awards

Basel III – Risk-weighted assets

~CHF 43 billion reduction in Basel III RWA in 4Q12



35% reduction
(CHF billion)
~400
~21
~80
~220
~79
~380
~20
~62
~212
~86
~350
~21
~59
~191
~79
~305
~53
~170
~82
~301
~49
~162
~90
~258
~38
~131
~89
30.9.11
31.12.11
31.3.12
30.6.12
30.9.12
31.12.12
WM / WMA / R&C / Global AM / CC – Core Functions
Investment Bank
Legacy Portfolio
SNB StabFund¹

- **Sales and reduced exposures contributed ~84% of RWA reduction** in the Investment Bank and the Legacy Portfolio since 30.9.11

- **Legacy Portfolio:** down ~CHF 11 billion QoQ
  - ~CHF 9 billion on sales and reduced exposure
  - ~CHF 2 billion on model changes

- **Investment Bank:** down ~CHF 31 billion QoQ
  - ~CHF 25 billion on reduced exposure
  - ~CHF 6 billion on model changes

- **Other businesses:** down ~CHF 1 billion QoQ
  - ~CHF 4 billion decrease in Wealth Management, Wealth Management Americas and Retail & Corporate
  - ~CHF 3 billion increase in Corporate Center – Core Functions

UBS

Refer to slide 61 for details about adjusted numbers, IAS 19R, pro-forma Basel III estimates and FX rates in this presentation
1 RWA associated with UBS's option to purchase the SNB StabFund's equity (treated as a participation with full deduction from CET1 capital starting 2Q12)

Basel III—Risk-weighted assets

We are targeting Group RWA of less than CHF 200 billion by 2017

➔ ~CHF 67 billion Basel III RWA from Investment Bank non-core transferred to the Corporate Center



(CHF billion)
~258
~38
~131
~89
31.12.12
as reported
Investment Bank non-core transferred to Corporate Center ~CHF 67 billion[1]
~258
~38
~67
~64
~89
Pro-forma
post transfer
CC – Legacy Portfolio
~105
CC – Non-core
Investment Bank
WM / WMA / R&C / Global AM / CC – Core Functions
<250
~85
<70
~95
31.12.13[2] target
<225
~55
<70
~100
31.12.15[2] target
<200
~25
<70
~105
31.12.17[2] target

UBS

Refer to slide 61 for details about adjusted numbers, IAS 19R, pro-forma Basel III estimates and FX rates in this presentation
1 Of which ~CHF 3 billion related to Treasury activities
2 Targets assume constant FX rates

Basel III – Capital ratios

Targeting a 13% fully-applied CET1 ratio in 2014



Low trigger loss-absorbing capital
High trigger loss-absorbing capital[1]
Common equity
Basel III phase-in
~10.0%
~10.7%
~11.8%
~13.1%
~13.6%
~15.3%
~1.4%
~0.2%
30.9.11 31.12.11 31.3.12 30.6.12 30.9.12 31.12.12
(CHF billion)
Basel III fully applied
~6.2%
~6.7%
~7.5%
~8.8%
~9.3%
~9.8%
~1.4%
~0.2%
30.9.11 31.12.11 31.3.12 30.6.12 30.9.12 31.12.12
11.5%
13.0%
2013 target
2014 target

Basel III phase-in		Basel III fully applied	
Low trigger loss-absorbing capital	3.7	Low trigger loss-absorbing capital	3.7
High trigger loss-absorbing capital	0.5	High trigger loss-absorbing capital	0.5
CET1 capital	40.0	CET1 capital	25.2
RWA	~262	RWA	~258

UBS

Refer to slide 61 for details about adjusted numbers, IAS 19R, pro-forma Basel III estimates and FX rates in this presentation

1 Debt issued as part of UBS's 2012 deferred compensation programs. We could build ~100 bps of high trigger loss-absorbing capital from these deferred compensation programs over the next 5 years

CHF 76 billion decrease in funded assets in 4Q12[1]

Basel III Liquidity Coverage Ratio and Net Stable Funding Ratio >100%



CHF 76 billion reduction
in funded assets
917
841
Of which < CHF 200 billion Investment Bank pro-forma post transfer of non-core
82
113
69
193
182
278
78
88
66
168
161
280
Other assets
Cash, balances with central banks and due from banks
Financial investments available-for-sale
Cash collateral on securities borrowed & reverse repurchase agreements
Trading portfolio assets
Loans
(CHF billion)
30.9.12
31.12.12

- ➔ Regulatory Liquidity Coverage Ratio (LCR) 113%, Management LCR 159%[2]
- ➔ Net Stable Funding Ratio (NSFR) 108%[2]
- ➔ FINMA Basel III leverage ratio 3.6%[2,3]

Refer to slide 61 for details about adjusted numbers, IAS 19R, pro-forma Basel III estimates and FX rates in this presentation
1 Funded assets defined as total IFRS assets minus positive replacement values
2 As of 31.12.12. Refer to the appendix for details about the calculation of UBS's Basel III LCR and NSFR
3 Refer to the appendix for more information about UBS's FINMA Basel III leverage ratio

Hybrid tier 1 instruments

We intend to call the EUR 995 million instrument with first call date 11.4.13

Hybrid tier 1 instruments outstanding as of 5 February 2013

Amount outstanding	Issue date	Interest rate	First call date
EUR 995 million perpetual	11.4.08	8.836%[1]	11.4.13
EUR 995 million perpetual	15.4.05	4.28%[1]	15.4.15
USD 1,000 million perpetual	12.5.06	6.243%[1]	15.5.16
EUR 600 million perpetual	21.12.07	7.152%[1]	21.12.17
USD 300 million perpetual	23.5.03	1-month LIBOR + 70bps	15.6.08[2]

- Expected future attribution of profits to "preferred noteholders" interests:[3]
  - No material attribution of profits in 1Q13
  - ~CHF 200 million in 2Q13
- Hybrid tier 1 instruments outstanding will continue to count towards regulatory capital (i.e. Basel III phase-in capital)[4], but are not included in Basel III fully applied capital

1 Fixed rate until first call date, floating rate coupon payment thereafter
2 Retail preferred securities callable monthly since 15.6.08
3 Following the implementation of IFRS 10 effective 1.1.13, the entities issuing the preferred securities will be de-consolidated resulting in the Group reporting one hybrid tier 1 instrument as a liability with interest accrued on a straightline basis (estimated at CHF 13 million quarterly) and the remaining instruments being reported as 'preferred noteholder' interests within equity, with profit attribution recognized on the basis of dividend triggering events. Based on 31.12.12 numbers, equity attributable to non-controlling interests will decrease by CHF 4.3 billion, offset by an increase to liabilities of CHF 1.2 billion, with the balance in equity related to "preferred noteholder" interests
4 Subject to phase-in schedule and regulations on instruments with incentives to redeem upon a first call date

Tender offers to repurchase up to ~CHF 5 billion of outstanding debt

Our progress with balance sheet reduction enables us to launch these offers

We have generated capacity within our liquidity and funding position to be able to execute a tender which will reduce our net interest costs

Cash tender offers across 14 senior unsecured notes issued by UBS AG

- 7 denominated in USD, 6 in EUR and 1 originally denominated in Italian Lira
- Tenors between June 2013 and January 2027
- Total repurchase up to ~CHF 5 billion

Aligned with our strategy and reduced funding needs as we decrease the size and complexity of the Investment Bank

UBS – Consistently executing on our strategy in 2012

- Highest capital ratios in our peer group
- Continued deleveraging and even stronger liquidity and funding
- Resilient performances across our businesses
- Successfully transforming our Investment Bank
- 50% increase in capital returns to our shareholders

Appendix

2012 results

(CHF million)	WM	WMA	IB	Global AM	R&C	CC	Group
Income	7,040	6,110	8,564	1,884	3,756	409	**27,763**
Credit loss (expense) / recovery	1	(14)	34		(27)	(112)	**(118)**
Own credit gain / (loss)						(2,202)	**(2,202)**
Total operating income	**7,041**	**6,097**	**8,598**	**1,884**	**3,728**	**(1,905)**	**25,443**
Personnel expenses	2,865	4,252	5,141	885	1,287	308	**14,737**
of which restructuring charges / (provision releases)	*25*	*3*	*312*	*20*	*3*	*(6)*	*358*
of which Swiss pension fund credit	*(357)*		*(56)*	*(30)*	*(287)*		*(730)*
of which US retiree benefit plan credit	*(1)*	*(2)*	*(98)*	*(16)*			*(116)*
Non-personnel expenses[1]	1,768	1,029	6,190	429	615	2,447	**12,479**
of which restructuring charges / (provision releases)	*0*	*(5)*	*19*	*0*	*0*	*(2)*	*14*
of which effect related to impairment testing of goodwill and other assets			*3,064*				*3,064*
Total operating expenses	**4,634**	**5,281**	**11,331**	**1,314**	**1,901**	**2,756**	**27,216**
Adjusted pre-tax profit / (loss) (Excluding own credit, restructuring charges, Swiss pension fund credit, US retiree benefit plan credit and effect related to impairment testing of goodwill and other assets)	**2,075**	**813**	**507**	**544**	**1,543**	**(2,467)**	**3,017**
% of Group adjusted pre-tax profit	**69%**	**27%**	**17%**	**18%**	**51%**	**(82%)**	**100%**
Pre-tax profit / (loss) as reported	2,407	816	(2,734)	570	1,827	(4,661)	(1,774)
Tax (expense) / benefit							**(461)**
Net profit attributable to non-controlling interests							**(276)**
Net profit attributable to UBS shareholders							**(2,511)**
Diluted EPS (CHF)							**(0.67)**

Refer to slide 61 for details about adjusted numbers, IAS 19R, pro-forma Basel III estimates and FX rates in this presentation

1 Includes provisions for litigation, regulatory and similar matters of CHF 2,549 million: Wealth Management CHF 74 million, Wealth Management Americas CHF 98 million, Investment Bank CHF 268 million, Global Asset Management CHF 5 million, Retail & Corporate CHF 17 million, Corporate Center – Core Functions CHF 1,470 million, Corporate Center – Legacy Portfolio CHF 616 million

Basel 2.5 – Capital ratios



Hybrid tier 1 capital
Core tier 1 capital
Tier 1 ratio (%)
Core tier 1 ratio (%)
~12.7%
12.6%
13.2%
13.2%
15.9%
18.7%
19.2%
20.2%
21.3%
~9.1%
11.0%
11.7%
11.7%
14.1%
16.7%
17.2%
18.1%
19.0%
~34.3
35.2
36.7
37.5
38.4
39.6
41.2
42.4
41.0
4.9
4.6
4.3
4.3
4.4
4.3
4.3
4.3
4.3
29.4
30.6
32.4
33.2
34.0
35.3
36.9
38.0
36.7
(CHF billion)
31.12.10
31.3.11
30.6.11
30.9.11
31.12.11
31.3.12
30.6.12
30.9.12
31.12.12

→ Basel 2.5 RWA decreased CHF 18 billion in 4Q12 to CHF 193 billion

UBS

Basel III – Common equity tier 1 capital

Phase-in Basel III CET1 capital – QoQ change



(CHF billion)
41.5
(1.9)
0.4
0.0
0.0
40.0
30.9.12
Net profit attributable to shareholders
Own credit[1]
IAS 19R
Other
31.12.12

Fully applied Basel III CET1 capital – QoQ change



(CHF billion)
28.0
(1.9)
0.4
(0.9)
(0.4)
25.2
30.9.12
Net profit attributable to shareholders
Own credit[1]
IAS 19R
Other
31.12.12

Refer to slide 61 for details about adjusted numbers, IAS 19R, pro-forma Basel III estimates and FX rates in this presentation

1 Basel 2.5 own credit adjustments relate to own credit on financial liabilities designated at fair value, whereas Basel III also includes own credit on derivatives (DVAs)

Balance sheet (31.12.12)—pro-forma post transfers from IB to CC

Total assets CHF 1,259 billion or CHF 841 billion excluding PRVs



258
65
192
400
332
69
38
17
20
237[1]
237
327
4
323
Investment Bank Core
Corporate Center Non-core
Corporate Center Legacy Portfolio
Corporate Center Core Functions
Other business divisions
Assets excluding PRVs
PRVs

1 Approximately CHF 55 billion of assets related to Group Treasury activities and previously reported in the Investment Bank will be exited

UBS

Legacy Portfolio (31.12.12)

Total Basel III RWA ~CHF 38 billion, down ~CHF 11 billion QoQ

(CHF billion)	Basel III RWA	B/S excl. PRVs[1]	PRVs	Comments on Basel III RWA:
CDOs	9.8	3.1	2.1	Reduced >60% since 30.9.11
Reference-linked notes	5.7	2.4	0.2	Reduced >50% since 30.9.11
Muni swaps & options	4.6	–	5.0	Including CHF 1.0 billion CVAs[2]
Monolines	4.0	–	0.5	Including CHF 2.6 billion CVAs
Auction rate securities	3.2	7.1	–	Reduced >80% since 30.9.11
Real estate assets	2.4	0.5	2.0	Reduced >60% since 30.9.11
Blackrock loan	0.8	3.3	–	Loan balance USD 3.6 billion[3] (down 23% YoY), LTV <75%
SNB StabFund option	–	–	2.1	Option value (CHF 2.1 billion) directly deducted from equity
Other	3.7	3.8	5.3	No single position >CHF 1 billion
Operational risk	3.8	–	–	Operational risk RWA allocated to the Legacy Portfolio
Total	**38.0**	**20.3**	**17.3**	

UBS

Refer to slide 61 for details about adjusted numbers, IAS 19R, pro-forma Basel III estimates and FX rates in this presentation
1 Positive replacement values
2 Credit valuation adjustments
3 Including amounts held in escrow

Basel III phase-in CET1 ratio

Phase-in CET1 Basel III ratio increased to ~15.3%



= CET1 capital + loss-absorbing capital ratio
= CET1 ratio
~10.0%
~1.1%
~2.8%
~6.1%
~10.0%
~10.7%
~1.1%
~3.0%
~6.6%
~10.7%
~12.3%
~0.5%
~1.2%
~3.2%
~7.4%
~11.8%
~13.7%
~0.6%
~1.4%
~3.0%
~8.6%
~13.1%
~14.8%
~1.2%
~1.4%
~3.0%
~9.2%
~13.6%
~16.9%
~1.4%
~0.2%
~1.6%
~4.0%
~9.6%
~15.3%
30.9.11
31.12.11
31.3.12
30.6.12
30.9.12
31.12.12
Low trigger loss-absorbing capital
High trigger loss-absorbing capital
Common equity
❶ Goodwill / intangible assets covered by hybrids
❷ Capital deduction items[1]

(CHF billion)

	30.9.11	31.12.11	31.3.12	30.6.12	30.9.12	31.12.12
CET1 capital	40.4	41.0	41.8	40.4	41.5	40.0
RWA	~403	~383	~354	~309	~305	~262

CET1 capital change 30.9.12 to 31.12.12: (1.5); RWA change: (~43)

UBS

Refer to slide 61 for details about adjusted numbers, IAS 19R, pro-forma Basel III estimates and FX rates in this presentation

1 Capital deduction items under fully applied regime. Includes deferred tax assets on net operating losses CHF 5,899 million and deferred pension expenses of CHF 3,757 million on 31.12.12

Leverage ratios

Our leverage ratios will improve substantially as we reduce our balance sheet



Simple leverage ratio[1]
FINMA leverage ratio[2]
FINMA Basel III leverage ratio[3]
Funded balance sheet[4]
(CHF trillion)
2.1
2.2
1.8
1.2
0.9
0.9
0.9
0.8
2.5%
2.0%
2.8%
2.5%
4.1%
3.9%
4.8%
4.5%
5.4%
5.2%
6.3%
5.5%
3.6%
expected direction
based on our plans
4Q06
4Q07
4Q08
4Q09
4Q10
4Q11
4Q12

1 IFRS equity attributable to UBS shareholders / (total IFRS assets - positive replacement values)
2 Refer to UBS's 4Q12 report for more information on UBS's FINMA leverage ratio
3 Refer to next slide for more information about UBS's FINMA Basel III leverage ratio
4 Total IFRS assets minus positive replacement values

UBS

FINMA Basel III leverage ratio

UBS's current FINMA Basel III leverage ratio is above minimum requirements

- UBS's FINMA Basel III leverage ratio of 3.6% on 31.12.12

FINMA Basel III leverage ratio = **Total capital** (Phase-in CET1 + loss absorbing capital) / **Total exposure[1]** (Total IFRS assets + adjustments) = **CHF 44.2 billion** (= CHF 40.0 billion + CHF 4.2 billion) / **CHF 1,216 billion** (= CHF 1,271 billion - CHF 55 billion) = 3.6%

Deducting CHF 375 billion: Derivatives (CHF 332 billion), repurchase agreements covered by eligible netting agreements under the Basel II framework (CHF 21 billion) and other factors (CHF 22 billion)

Adding CHF 320 billion: OTC derivatives (CHF 184 billion), off-balance sheet commitments and contingent liabilities (CHF 102 billion) and other factors (CHF 34 billion)

- The minimum leverage ratio is defined as the total capital requirements x 24%

FINMA Basel III minimum leverage ratio – illustrative example based on a 17.5% total capital requirement


2.0%
2.5%
3.0%
3.4%
3.7%
4.0%
4.2%
2013
2014
2015
2016
2017
2018
2019

UBS

1 3-month average. IFRS asset with capital adequacy scope. As agreed with FINMA, the FINMA Basel III leverage ratio denominator temporarily excludes forward starting repos, securities lending indemnifications and current exposure method (CEM) add-ons for ETDs (proprietary and agency transactions) until the Basel III definition will have been finalized

Effect of the adoption of IAS 19R

Limited impact on pro-forma Basel III CET1 capital

Fully applied Basel III CET1 capital
Incremental impact based on 31.12.12 data



(CHF billion)
(0.9)
26.1
(3.4)[1]
(1.3)[2]
0.0
3.8
25.2
31.12.12 before IAS 19R pro forma
Net assets recognized under IAS 19
Liabilities recognized under IAS 19R
Deferred tax assets
IAS 19 pension assets already deducted
31.12.12 post IAS 19R

IFRS equity
Incremental impact based on 31.12.12 data



(CHF billion)
(3.9)
49.8
(3.4)[1]
(1.3)[2]
0.7
45.9
31.12.12 before IAS 19R pro forma
Net assets recognized under IAS 19
Liabilities recognized under IAS 19R
Deferred tax assets
31.12.12 post IAS 19R

Incremental impact of CHF 0.9 billion[3]

Incremental impact of CHF 3.9 billion

2014 – 2018 (20% per annum) phase-in period for full impact of IAS 19R[4]

Adopted in 4Q12

UBS

Refer to slide 61 for details about adjusted numbers, IAS 19R, pro-forma Basel III estimates and FX rates in this presentation
1 CHF 3.8 billion of deferred pension expenses minus CHF 0.4 billion of accrued pension liabilities under IAS 19
2 Represents accounting deficits of defined benefit plans
3 Incremental to the CHF 3.8 billion deferred pension expenses already deducted in the calculation of fully applied CET1 capital. The incremental impact of IAS 19R is reflected in the reported Basel III fully applied CET1 capital and CET1 capital ratios per 31 December 2012
4 Deferred pension expenses (CHF 3.8 billion on 31.12.12) and incremental after-tax impact of IAS 19R (CHF 0.9 billion on 31.12.12)

Asset funding (31.12.12)



Assets
CHF 864 billion
Cash, balances with central banks and due from banks 88
Financial investments AFS 66
Cash collateral on securities borrowed and reverse repurchase agreements 168
Trading portfolio assets 161
Loans 280
Other (incl. net RVs) 101
(CHF billion)
CHF 121 billion collateral surplus
133% coverage
CHF 92 billion surplus
Liabilities and equity
CHF 864 billion
Due to banks 23
Short-term debt issued 32
Cash collateral & repos 47
Trading portfolio liabilities 34
Due to customers 372
Long-term debt issued 165
Other 140
Total equity 50
Demand deposits 161
Time deposits 51
Fiduciary deposits 25
Retail savings / deposits 134
Financial liabilities designated at fair value 93
Held at amortized cost 72

1 Funded balance sheet defined as total assets minus net replacement values

Basel III Liquidity Coverage Ratio & Net Stable Funding Ratio

UBS's Basel III Liquidity Coverage Ratio and Net Stable Funding Ratio in excess of 100%[1]

Liquidity Coverage Ratio (LCR)

(CHF billion)		31.12.12
Cash outflows	under 30-day stress scenario[2]	260
Cash inflows		124
Net cash outflows		136
Liquidity asset buffer[3]		153
Regulatory LCR (= 153 / 136)		**113%**
Additional contingent funding sources[4]		64
Management LCR (= (153 + 64) / 136)		**159%**

Net Stable Funding Ratio (NSFR)

(CHF billion)	31.12.12
Available stable funding[5]	362
Required stable funding[6]	336
NSFR (= 362 / 336)	**108%**

Refer to slide 61 for details about adjusted numbers, IAS 19R, pro-forma Basel III estimates and FX rates in this presentation
1 Pro-forma: Based on current regulatory guidance; 100% = future requirement under the Basel III Liquidity Framework
2 Out- and in-flows up to 30 days under severe general market and firm-specific stress
3 Assets eligible in Basel III LCR framework including dedicated group liquidity reserve, excess cash at major central banks, unencumbered collateral pledged to central banks
4 Additional contingent funding sources including dedicated local liquidity reserves and additional unutilized borrowing capacity
5 Consists mainly of client deposits from our wealth management businesses, long term debt issued and capital
6 Residential mortgages and other loans are the main consumers of stable funding

UBS's equity allocation framework

Attributed equity – business divisions
Tangible equity
50% RWA -> Capitalize with 10% Basel III CET1 ratio
25% assets -> Capitalize with 3.5% Basel III leverage ratio
25% RBC[1] -> Internal measure of economic risk
+
Goodwill and intangible assets
+
Management adjustments

➔ Resources not under the direct control of the business divisions and allocated to the Corporate Center – Core ("central items") include:

- Equity in excess of 10% of Basel III CET1 capital with regard to RWA driver
- Deferred tax assets
- Prepaid pension expenses



Average attributed equity
45.5
~42.5
15.9
8.8
8.0
1.9
4.4
2.9
3.7
~8.5
~13.5
~7.0
~2.0
~4.5
~3.0
~4.0
(CHF billion)
4Q12 pro-forma2
2015 projected
Corporate Center – Non-core and Legacy Portfolio
Corporate Center – Core Functions
Investment Bank
Global Asset Management
Retail & Corporate
Wealth Management Americas
Wealth Management

UBS

1 Risk-based capital
2 Pro-forma for shift of attributed equity related to Non-core from the Investment Bank to the Corporate Center and for shift of attributed equity related to Paine Webber goodwill and intangible assets to the Corporate Center (CHF 3.9 billion effective 1.1.13)

IFRS equity attributable to UBS shareholders[1] – QoQ


(2,170)[1]
(CHF million)
48,065
(1,890)
(543)
(118)
(256)
391
(35)
(25)
275
33
45,895
30.9.12
Net loss
Foreign currency translation (OCI)[2]
Financial investments available-for-sale (OCI)[2]
Cash flow hedges (OCI)[2]
Gains on defined benefit plans (OCI)[2]
Treasury shares
Tax recognized in share premium
Employee share and share option plans (share premium)
Other
31.12.12

CHF	30.9.12	31.12.12	Change
Book value per share	12.83	12.25	(5%)
Tangible book value per share	11.06	10.52	(5%)

1 Due to the early adoption of IAS19R, IFRS equity attributable to UBS shareholders as of 30.9.12 was restated downwards by CHF 4,384 million (from CHF 52,449 million to CHF 48,065 million). Book value and tangible book value per share were also adjusted accordingly. Tangible shareholders' equity decreased by CHF 1,999 million from CHF 41,433 million on 30.9.12 to CHF 39,434 million on 31.12.12

2 Net of tax. Total income tax benefit recognized in OCI was CHF 26 million

IFRS equity attributable to UBS shareholders[1]—YoY



(2,635)[1]
48,530
(2,511)
(511)
14
384
609
88
(457)
126
(379)
2
45,895
(CHF million)
31.12.11
Net loss
Foreign currency translation (OCI)[2]
Financial investments available-for-sale (OCI)[2]
Cash flow hedges (OCI)[2]
Gains on defined benefit plans (OCI)[2]
Treasury shares
Tax recognized in share premium
Employee share and share option plans (share premium)
Dividends
Other
31.12.12

CHF	31.12.11	31.12.12	Change
Book value per share	12.95	12.25	(5%)
Tangible book value per share	10.36	10.52	2%

UBS

1 Due to the early adoption of IAS19R, IFRS equity attributable to UBS shareholders as of 31.12.11 was restated downwards by CHF 4,917 million (from CHF 53,447 million to CHF 48,530 million. Book value and tangible book value per share were also adjusted accordingly. Tangible shareholders equity increased by CHF 599 million from CHF 38,835 million on 31.12.11 to CHF 39,434 million on 31.12.12

2 Net of tax. Total income tax expense recognized in OCI was CHF 581 million

Wealth Management Americas – Operating income (USD)



YoY +16%
QoQ +7%
(USD million)
1,417
130
384
710
184
1,449
127
400
728
178
1,506
119
380
779
197
1,552
129
354
788
237[1]
1,504
135
332
798[2]
218
1,568
136
391
762
218
1,587
124
352
841
206
1,631
122
394
835
195
1,746
124
372
978[2]
230
4Q10
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
Interest
Trading
Recurring fees
Other income
Transaction-based fees
Credit loss (expense) / recovery

UBS

1 As reported; includes a USD 22 million (CHF 20 million) upward adjustment from OCI relating to mortgage-backed securities in our AFS portfolio
2 Includes income related to a change to an accrual-based accounting for certain mutual fund and annuity fee income; 4Q12: USD 59 million, 4Q11: USD 48 million

Wealth Management Americas – Lending balances (USD)


Net interest income
(USD million)
184
178
197
237[1]
215
218
218
206
195
230
(USD billion)
20.3
0.8
2.7
0.8
16.0
21.4
1.1
3.0
0.9
16.4
23.5
1.4
3.7
0.9
17.5
24.7
1.7
4.3
0.9
17.8
25.5
2.0
4.3
1.0
18.2
25.6
2.3
3.9
0.9
18.5
27.1
2.8
3.8
0.9
19.6
28.0
3.2
3.7
1.0
20.1
29.6
3.8
3.7
1.0
21.1
4Q10
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
QoQ +6%
YoY +16%
Credit lines (HNW / UHNW clients)
Credit lines (other)
Mortgages
Margin loans

UBS

1 As reported; includes a USD 22 million (CHF 20 million) upward adjustment from OCI relating to mortgage-backed securities in our AFS portfolio

Wealth Management Americas—Financial advisor productivity (USD)


Revenue per FA, annualized
(USD thousand)
835
851
882
902
869
897
905
927
1,001
4Q10
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12


Invested assets per FA[1]
(USD million)
109
112
113
104
108
115
114
118
119
4Q10
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12

UBS

1 Based on end-of-period invested assets and financial advisors

Invested assets – QoQ


Wealth Management
(CHF billion)
816
2
12
(9)
1%
821
30.9.12
NNM
Market
FX / Other
31.12.12


Wealth Management Americas
(CHF billion)
783
8
2
(21)
(1%)
772
30.9.12
NNM
Market
FX / Other
31.12.12


Global Asset Management
(CHF billion)
588
(3)
7
(11)
(1%)
581
30.9.12
NNM
Market
FX / Other
31.12.12

UBS

Invested assets – YoY



Wealth Management
(CHF billion)
750
26
55
(9)
821
9%
31.12.11
NNM
Market
FX / Other
31.12.12



Wealth Management Americas
(CHF billion)
709
21
60
(18)
772
9%
31.12.11
NNM
Market
FX / Other
31.12.12



Global Asset Management
(CHF billion)
574
(13)
42
(22)
581
1%
31.12.11
NNM
Market
FX / Other
31.12.12

UBS

Investment Bank—IBD revenues

Revenues overall up 19% with increases in advisory and capital markets


CHF
USD
396 372 383 442
12%
599 522 587 658
229 194 245 282
200 206 174 195
169 122 167 180
(203) (150) (204) (216)
436 397 403 479
16%
659 557 616 712
253 206 257 305
221 222 183 212
186 129 175 196
(223) (160) (213) (234)
(million)
1Q12 2Q12 3Q12 4Q12
Advisory
Equity capital markets
Fixed income capital markets
Other

Comparison in USD terms

- **Advisory +12%**
  - Participated in 3 of the top 10 global transactions
- **Equity capital markets +16%**
  - Ranked #1 in APAC and increased market share
  - Participated in 10 of the top 20 deals
- **Fixed income capital markets +19%**
  - Revenues up on strong leveraged finance activity
  - Participated in 3 of the top 10 LCM deals
- **Other (10%)**
  - Risk management premiums up on higher hedging costs as credit spreads tightened

Investment Bank—Equities revenues

Solid Cash performance


CHF
USD
(24%)
(22%)
(million)
992
8
271
365
347
247
274
125
(89)
(62)
783
3
274
227
280
593
15
232
63
283
1,091
9
299
402
382
272
291
132
(83)
(67)
820
3
286
238
292
641
16
251
68
306
1Q12
2Q12
3Q12
4Q12
Cash
Derivatives
Prime services
Other

Comparison in USD terms

- **Cash +5%**
  - Stable client activity and commission revenues
  - Trading performance improved
- **Derivatives (71%)**
  - Results reflect lower revenues in APAC driven by losses in Japan
- **Prime services (12%)**
  - Growth in clients balances offset by tighter spreads

Investment Bank—FICC revenues

Further RWA reduction in 4Q12 and on track



CHF
(41%)
1,501
196
748
699
(142)
1,099
106
396
710
(113)
1,107
107
483
731
(214)
649
427
533
(307)
(4)
(million)
1Q12
2Q12
3Q12
4Q12
USD
(39%)
1,651
215
827
771
(162)
1,164
113
425
750
(123)
1,161
113
510
767
(230)
703
466
579
(341)
(2)
(million)
1Q12
2Q12
3Q12
4Q12
Macro
Credit
Emerging Markets
Other

Comparison in USD terms

- **Macro (25%)**
  - Foreign exchange revenues increased marginally due to an improved precious metals performance
  - Rates revenues reflecting our decision to exit or downsize products
- **Credit (9%)**
  - Solid revenues in real estate finance and corporate lending in line with 3Q12
  - Lower flow trading and structured credit revenues on lower client activity and decreased RWA
- **Emerging markets, n/m**
  - Reduced volumes and client activity in all regions
  - Mark-to-market losses in Latin America

4Q12 operating expenses


Of which CHF 3,045 million impairment of goodwill and intangibles
(CHF million)
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
6,123
5,630
507
730
135
493
821
1,739
107
1,605
5,531
5,063
473
619
131
401
570
1,747
85
1,511
5,447
4,582
387
478
543
129
331
392
1,646
46
1,493
5,381
4,847
524
602
142
288
237
1,696
38
1,844
4,956
5,034
527
622
153
329
602
1,738
48
1,543
(604)
5,400
4,953
554
598
160
264
360
1,745
181
1,645
(107)
8,816
5,195
3,042
579
675
162
232
548
1,623
239
1,715
8,044
7,207
258
580
701
159
280
391
1,645
2,081
1,949
Significant non-recurring items
WMA financial advisor compensation1
Contractors, other personnel expenses, pension and other post-employment benefit plans, social security2
WMA commitments and advances related to recruited FAs2
Amortization of prior year awards (discretionary performance award pool and other variable compensation)2,3
Total variable compensation expense for the respective performance year2,3
Salaries2
Provisions for litigation, regulatory and similar matters
Non-personnel expenses2,4

Refer to slide 61 for details about adjusted numbers, IAS 19R, pro-forma Basel III estimates and FX rates in this presentation

1 Grid-based financial advisor (FA) compensation and other formulaic FA compensation

2 Excluding significant non-recurring items (restructuring charges and provision releases, 1Q12 Swiss pension fund credit, 2Q12 US retiree benefit plan credit, 3Q12 impairment of goodwill and intangibles)

3 Prior periods adjusted for refinement between the "amortization of prior year awards" and "total variable compensation for the respective performance year" categories

4 Excluding provisions for litigation, regulatory and similar matters

UBS

New reporting structure – Investment Bank

Starting 1Q13

Old reporting structure until 4Q12	New reporting structure from 1Q13
Investment banking	**Corporate Client Solutions**
Advisory revenues	Advisory
Capital market revenues	Equities Capital Markets
Equities	Debt Capital Markets
Fixed income, currencies and commodities	Financing Solutions
Other fee income and risk management	Risk Management
Securities	**Investor Client Services**
Equities	Equities
Fixed income, currencies and commodities	FX, Rates & Credit
Total income	**Total income**
Credit loss (expense) / recovery	Credit loss (expense) / recovery
Total operating income	**Total operating income**
Personnel expenses	Personnel expenses
General and administrative expenses	General and administrative expenses
Services (to) / from other business divisions	Services (to) / from other business divisions
Depreciation and impairment of property and equipment	Depreciation and impairment of property and equipment
Impairment of goodwill	Impairment of goodwill
Amortization and impairment of intangible assets	Amortization and impairment of intangible assets
Total operating expenses	**Total operating expenses**
Business division performance before tax	**Business division performance before tax**

UBS

New reporting structure – Corporate Center

Starting 1Q13

Total

Income
Credit loss (expense) / recovery
Total operating income excluding own credit
Own credit
Total operating income
Personnel expenses
General and administrative expenses
Services to / from other business units
Depreciation and impairment of property and equipment
Total operating expenses
Performance from continuing operations before tax
Performance before tax excluding own credit

Core Functions

Income
Credit loss (expense) / recovery
Total operating income excluding own credit
Own credit
Total operating income
Personnel expenses
General and administrative expenses
Services to / from other business units
Depreciation and impairment of property and equipment
Total operating expenses
Performance from continuing operations before tax
Performance before tax excluding own credit

Non-core & Legacy Portfolio

Non-core
Legacy Portfolio
of which: SNB StabFund option
Total income
Credit loss (expense) / recovery
Total operating income
Personnel expenses
General and administrative expenses
Services (to) / from other business divisions
Depreciation and impairment of property and equipment
Total operating expenses
Performance before tax

Headcount


QoQ
(1,117)
(FTEs)
63,745
(130)
(88)
(789)
(18)
(71)
(20)
62,628
30.9.12
31.12.12
Wealth Management
Wealth Management Americas
Investment Bank
Global Asset Management
Retail & Corporate
Corporate Center
YoY1
(FTEs)
64,820
306
(113)
(1,141)
31
(1,274)
(1)
62,628
31.12.11
31.12.12
(2,192)

UBS

1 In 3Q12 personnel allocations increased by approximately 800 in Wealth Management, 250 in the Investment Bank and 50 in Global Asset Management, with a corresponding decrease of 1,100 in Retail & Corporate. Refer to page 8 of UBS's 3Q12 report for more information

4Q12 tax expense

Pre-tax loss (as reported)	**CHF 1,823 million**
Net deferred tax **benefit** with respect to recognition of DTAs	CHF (4 million)
Other net tax **expenses** in respect of 4Q12 taxable profits	CHF 106 million
Tax benefits arising from the release of provisions in respect of tax positions that had previously been uncertain	CHF (36 million)
4Q12 net tax expense	**CHF 66 million**
4Q12 effective tax rate	**(3.6%)**

Deferred tax assets on net operating losses

The potential to recognize additional deferred tax assets remains significant



as of 31.12.12
Unrecognized potential DTAs on NOLs[1,2]
Recognized DTAs on NOLs[1]
(CHF billion)
18.1
1.3
1.7
4.4
2.6
0.8
0.1
23.3
5.9
US
Switzerland
UK
RoW
Total

- Unrecognized potential DTAs on NOLs[1,2] of CHF 23.3 billion on 31.12.12
  - Tax losses have a remaining average life of approximately 16 years in the US; indefinite life in the UK
  - Profitability assumptions over a 5-year time horizon form the basis of the recognition of DTAs
- DTAs were remeasured in 3Q12 to reflect updated profitability assumptions, taking into account changes in the Investment Bank
- Additional Swiss DTAs have been recognized in respect of a tax loss arising in 2012

UBS

1 Net operating losses. In addition, there are recognized deferred tax assets of CHF 2.4 billion for deductible temporary differences
2 Equals the potential tax savings associated with unrecognized tax loss carry forwards

Important information related to numbers shown in this presentation

Use of adjusted numbers

Throughout this presentation, unless otherwise indicated, "adjusted" figures exclude each of the following items, to the extent applicable, on a Group and business division level:

- Own credit loss on financial liabilities designated at fair value for the Group CHF 414 million in 4Q12 (CHF 863 million loss in 3Q12, CHF 239 million gain in 2Q12, CHF 1,164 million loss 1Q12)
- Net restructuring provision charges CHF 258 million for the Group in 4Q12 (net release CHF 22 million in 3Q12, net charge of CHF 9 million in 2Q12, net charge of CHF 126 million in 1Q12)
- CHF 3,064 million charge related to impairment testing of goodwill and non-financial assets in 3Q12 in the Investment Bank
- Credit to personnel expenses related to changes to a US retiree medical life insurance benefit plan (CHF 116 million restated for IAS19R for the Group in 2Q12) and changes to UBS's Swiss pension plan (CHF 730 million restated for IAS19R for the Group in 1Q12) and
- Gain on the sale of strategic investment portfolio (SIPF) of CHF 433 million in Wealth Management and CHF 289 million in Retail & Corporate in 3Q11

IAS 19R

As a result of the adoption of IAS 19R we have adjusted the opening balances of the earliest period presented for the cumulative effect of applying the revised standard and all comparative information included in this report, except where otherwise indicated, has been presented as if IAS 19R had been applied from the beginning of that earliest period.

Pro-forma Basel III RWA, Basel III capital ratios and Basel III liquidity ratios

Basel III risk-weighted assets in the presentation are calculated on the basis of Basel III fully applied unless otherwise stated.

The calculation of our pro-forma Basel III RWA combines existing Basel 2.5 RWA, a revised treatment for low-rated securitization exposures that are no longer deducted from capital but are risk-weighted at 1250%, and new model-based capital charges. Some of these new models require final regulatory approval and therefore our pro-forma calculations include estimates (discussed with our primary regulator) of the effect of these new capital charges which will be refined as models and the associated systems are enhanced. The calculation of our pro-forma Basel III liquidity ratios includes estimates of the impact of the rules and interpretation and will be refined as regulatory interpretations evolve and as new models and the associated systems are enhanced. Basel III capital numbers prior to 4Q12 do not include the effect of the implementation of IAS 19R or calculation refinements affecting 31.12.12 figures.

Currency translation

Monthly income statement items of foreign operations with a functional currency other than Swiss francs are translated with month-end rates into Swiss francs. Refer to "Note 18 Currency translation rates" in UBS's 4Q12 report for more information.